UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Addition of Direct Subsidiaries

On July 1, 2025, Woori Financial Group Inc. (“Woori Financial Group”) disclosed the addition of TONGYANG Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. as its direct subsidiaries.

Key Details

Company name	TONGYANG Life Insurance Co., Ltd.	ABL Life Insurance Co., Ltd.
Primary area of business	Life Insurance	Life Insurance

Key financial figures (as of December 31, 2024, on a consolidated basis, in millions of KRW) 1) Total assets 2) Total liabilities 3) Total stockholders’ equity 4) Capital stock	34,547,212 32,580,517 1,966,695 806,793	18,764,350 18,068,077 696,273 15,534

Share ownership ratio upon addition as a direct subsidiary	75.34%	100.00%

Proportion of the payment made for the share purchase compared to Woori Financial Group’s total assets upon addition as a direct subsidiary (as of December 31, 2024 on a non-consolidated basis)	4.9%	1.0%

Date of addition	July 1, 2025 (Representing the closing date of the share transfers pursuant to the share purchase agreement.)

Total number of direct subsidiaries of Woori Financial Group after the addition of both TONGYANG Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. as direct subsidiaries	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 1, 2025	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President